FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 4, 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

March 4, 2019

Royal Dutch Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares of Royal Dutch Shell plc as set out below following the vesting of conditional awards granted in 2016 under the Long Term Incentive Plan (“LTIP”) and the Deferred Bonus Plan (“DBP”).

Details of the LTIP and DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2017 (www.shell.com/annualreport).

LONG TERM INCENTIVE PLAN
PDMR	VESTING DATE	SHARE TYPE	NUMBER OF SHARES VESTED
Ben van Beurden	March 1, 2019	RDSA	556,406
Jessica Uhl	March 1, 2019	RDS.A	32,501
John Abbott	March 1, 2019	RDSB	117,192
Harry Brekelmans	March 1, 2019	RDSA	117,732
Andrew Brown	March 1, 2019	RDSB	117,192
Ronan Cassidy	March 1, 2019	RDSB	98,442
Donny Ching	March 1, 2019	RDSA	84,767
Maarten Wetselaar	March 1, 2019	RDSA	117,732

DEFERRED BONUS PLAN
PDMR	VESTING DATE	SHARE TYPE	NUMBER OF SHARES VESTED
Ben van Beurden	March 1, 2019	RDSA	107,791
John Abbott	March 1, 2019	RDSB	43,315
Harry Brekelmans	March 1, 2019	RDSA	34,031
Andrew Brown	March 1, 2019	RDSB	33,760
Donny Ching	March 1, 2019	RDSA	26,478

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	556,406

Total	N/A

Aggregated information Volume Price Total	556,406 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Uhl

Last Name(s)	Jessica

2. Reason for the notification

Position/status	Chief Financial Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A American Depository Shares (RDS.A)

Identification Code	US7802592060

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	USD

Price	NIL

Volume	32,501

Total	N/A

Aggregated information Volume Price Total	32,501 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	NIL

Volume	117,192

Total	N/A

Aggregated information Volume Price Total	117,192 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects and Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	117,732

Total	N/A

Aggregated information Volume Price Total	117,732 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	NIL

Volume	117,192

Total	N/A

Aggregated information Volume Price Total	117,192 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ronan

Last Name(s)	Cassidy

2. Reason for the notification

Position/status	Chief Human Resources & Corporate Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	NIL

Volume	98,442

Total	N/A

Aggregated information Volume Price Total	98,442 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	84,767

Total	N/A

Aggregated information Volume Price Total	84,767 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Maarten

Last Name(s)	Wetselaar

2. Reason for the notification

Position/status	Integrated Gas and New Energies Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	117,732

Total	N/A

Aggregated information Volume Price Total	117,732 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Deferred Bonus Plan (DBP)

Currency	EUR

Price	NIL

Volume	107,791

Total	N/A

Aggregated information Volume Price Total	107,791 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2016 under the Deferred Bonus Plan (DBP)

Currency	GBP

Price	NIL

Volume	43,315

Total	N/A

Aggregated information Volume Price Total	43,315 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects and Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Deferred Bonus Plan (DBP)

Currency	EUR

Price	NIL

Volume	34,031

Total	N/A

Aggregated information Volume Price Total	34,031 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2016 under the Deferred Bonus Plan (DBP)

Currency	GBP

Price	NIL

Volume	33,760

Total	N/A

Aggregated information Volume Price Total	33,760 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2016 under the Deferred Bonus Plan (DBP)

Currency	EUR

Price	NIL

Volume	26,478

Total	N/A

Aggregated information Volume Price Total	26,478 NIL N/A

Date of transaction	March 1, 2019

Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ A Clarke
Name: A Clarke
Title: Deputy Company Secretary

Date: March 5, 2019